SUB-ITEM 77Q1(b): Copies of the text of any proposal described in answer to sub-item 77D

Changes to Market Capitalization Definition

It was voted that the proposed investment restriction changes for the Loomis Sayles Global Markets Fund, Loomis Sayles Growth
 Fund, Loomis Sayles Value Fund, Loomis Sayles Mid Cap Growth Fund, Loomis Sayles Research Fund, Loomis Sayles Investment Grade Bond Fund, and Loomis Sayles Strategic Income Fund as presented at the meeting of the Board of Trustees of Loomis Sayles Funds II be approved.